August 8, 2024

Tim Cabral
Chief Financial Officer
Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

        Re: Veeva Systems Inc.
            Form 10-K for the Fiscal Year Ended January 31, 2024
            Filed March 25, 2024
            File No. 001-36121
Dear Tim Cabral:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology